Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 27, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on September 27, 2004, entitled “VODAFONE ANALYST AND INVESTOR DAY”.

27 September 2004

VODAFONE ANALYST AND INVESTOR DAY

Vodafone Group Plc (“Vodafone”) is hosting today an analyst and investor day at its headquarters in Newbury, England.

The day will principally consist of a series of presentations by the senior management from Vodafone’s largest operating companies and from Verizon Wireless, its associated undertaking in the United States.  The presentations by Vodafone UK, Vodafone Japan, Vodafone Italy, Verizon Wireless and Vodafone Germany will provide an overview of each of the individual businesses.

Arun Sarin, Chief Executive of Vodafone, will introduce the day’s events by reiterating the guidance for the current financial year as outlined at the company’s preliminary results announcement in May 2004.

In addition, Vodafone will confirm that it expects to reduce mobile capital expenditure to less than 10% of mobile revenue in the year to 31 March 2008.

Vodafone will also disclose its expectations of the financial benefits of its One Vodafone programme to deliver the benefits of scale and scope.  The One Vodafone initiatives are expected to achieve £2.5 billion of annual pre-tax operating free cash flow improvements by the year ending 31 March 2008.  Cost initiatives are anticipated to generate improvements of £1.4 billion, with a further £1.1 billion from revenue initiatives.  Further details of the anticipated benefits of the One Vodafone programme will be given in the full presentation and related materials.

In addition, Vodafone will be providing an update on the impact of the transition to International Financial Reporting Standards (“IFRS”), in particular the scope of consolidation for some of its operating companies.  Under IFRS, Vodafone’s 76.8% interest in Vodafone Italy and its interests in five other operating companies (South Africa, Romania, Poland, Fiji and Kenya) will be accounted for as joint ventures and will therefore be proportionately consolidated.  Vodafone is well advanced in its preparations for these accounting changes and will report under IFRS from 1 April 2005.

The event will be broadcast live via a webcast available on the Vodafone website (www.vodafone.com/investor) beginning at 10.00am (UK time). All presentations and related materials will be made available through the webcast.

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For further information:

Vodafone Group

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

Forward Looking Statements

This press release contains forward-looking statements about the projected benefits of the One Vodafone initiative, including cost-savings and revenue and cash flow benefits, and about the ratio of capital expenditures to sales. The statements are subject to risks and uncertainties because they relate to future events. Some of the facts which may cause actual results to differ from these forward looking statements are discussed in the written materials that accompany the presentations for the investor day referred to in this release and others can be found by referring to the information contained under the headings “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” in our Annual Report & Accounts and Form 20-F for the year ended 31 March 2004.  The written materials accompanying the investor day presentation and our Annual Report & Accounts and Form 20-F can be found on our website.

Non-GAAP Financial Information

This press release also contains certain non-GAAP financial information.  The Vodafone Group’s management believes these measures provide valuable additional information in understanding the performance of the Vodafone Group or the Vodafone Group’s businesses because they provide measures used by the Vodafone Group to assess performance.  Although these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported items on the consolidated profit and loss account or the consolidated statement of cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 27, 2004	By:	/s/	S R SCOTT
	Name:		Stephen R. Scott
	Title:		Company Secretary